EXHIBIT 99.2

Valneva: U.S. DoD Exercises First Year Option on IXIARO® Supply Contract

Saint Herblain (France), September 3, 2021 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA) a specialty vaccine company, today announced that the U.S. Department of Defense (DoD) has exercised the first option of the contract signed in September 20201 to purchase further supply of its Japanese encephalitis (JE) vaccine IXIARO®.

Due to the ongoing impact of the COVID-19 pandemic on DoD operations, the option terms have been amended such that the minimum number of doses for the first option year is now 200,000 with an approximate value of $28.8 million. This brings the total minimum value of the contract to approximately $118 million, assuming the exercise of the second year option which remains unchanged, compared to a minimum value of $135 million in the initial contract.

In order to support its customer through this pandemic period, Valneva will also provide additional inventory to DoD after September 2023 to mitigate the potential impact of unused stock that may expire. This replacement inventory will be provided free of charge and will be recognized as deferred revenue of up to $9 million beginning in fiscal year 2021.

Franck Grimaud, President and Chief Business Officer of Valneva, commented “We thank the DoD for their renewed confidence. It is important that we continue to support our customers, both large and small, to help them navigate through the uncertainty caused by the impact of the COVID-19 pandemic on their operations”.

Shipments associated with the option will commence immediately.

About IXIARO®/JESPECT®

Valneva’s Japanese encephalitis vaccine is indicated for active immunization for the prevention of the disease for people who travel to, or live in, endemic areas. It has received marketing approval in the U.S., Europe, Canada, Hong Kong, Singapore, and Israel under the trade name IXIARO® and in Australia and New Zealand where it is marketed as JESPECT®. It is the only vaccine available to the U.S. military for Japanese Encephalitis. IXIARO® is approved for use in individuals two months of age and older in the U.S. and EU member states, Canada, Norway, Liechtenstein, Iceland, Singapore, Hong Kong, Japan, the Republic of Korea and Israel. In all other licensed territories, IXIARO®/JESPECT® is indicated for use in persons aged 18 years or more.

About Japanese Encephalitis

Japanese encephalitis is a deadly infectious disease found mainly in Asia. About 70,000 cases of JE are estimated to occur in Asia each year, although the actual number of cases is likely much higher due to underreporting in rural areas. JE is fatal in approximately 30 percent of those who show symptoms, and leaves half of survivors with permanent brain damage. The disease is endemic in Southeast Asia, India and China, a region with a population of more than three billion. In 2005, JE killed more than 1,200 children in only one month during an epidemic outbreak in Uttar Pradesh, India, and Nepal.

About Valneva SE
Valneva is a specialty vaccine company focused on the development and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need. The Company takes a highly specialized and targeted approach to vaccine development, beginning with the identification of deadly and debilitating infectious diseases that lack a prophylactic vaccine solution and for which there are limited therapeutic treatment options. It then applies its deep understanding of vaccine science, including its expertise across multiple vaccine modalities, as well as its established vaccine development capabilities, to develop prophylactic vaccines to address these diseases. The Company has leveraged its expertise and capabilities both to successfully commercialize two vaccines and to rapidly advance a broad range of vaccine candidates into and through the clinic, including candidates against Lyme disease, the chikungunya virus and COVID-19.

Media & Investor Contacts Laëtitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

Forward-Looking Statements
This press release contains certain forward-looking statements relating to the business of Valneva, including with respect to the exercise of an option year and the ongoing impact of the COVID-19 pandemic on Valneva’s customers. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be indicative of future results. In some cases, you can identify forward-looking statements by words such as "could," "should," "may," "expects," "anticipates," "believes," "intends," "estimates," "aims," "targets," or similar words. These forward-looking statements are based on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties involved in the development and manufacture of vaccines, unexpected clinical trial results, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, the ability to obtain or maintain patent or other proprietary intellectual property protection and the impact of the COVID-19 pandemic. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made during this presentation will in fact be realized. Valneva is providing the information in this press release as of the date hereof and disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

1 Valneva Announces New IXIARO® Supply Contract with the US Government worth up to $166 million